Mail Stop  -4561

December 18, 2008

David J. Kaye
Senior Vice President and Chief Financial Officer
Boston Private Financial Holdings, Inc.
Ten Post Office Square
Boston, Massachusetts  02109

Re: Boston Private Financial Holdings, Inc.
    Form 10-K for December 31, 2007
    File Number 0-17089

Dear Mr. Kaye:

        We have reviewed the above referenced filing and related materials and have the following comments.  Where indicated, we think your documents should be revised.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007:

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Allowance for Loan Losses, page 45

1.      We note your disclosure on page 128 regarding changes in appraisal practices, interest
        reserves, and the allowance for loan and lease losses methodology in response to
        identified material weaknesses at First Private Bank & Trust.  Please describe for us and
        in future filings the specific policy and methodology changes and how the changes
        impact your determination of the allowance for loan losses.

Consolidated Financial Statements

Note 5 – Functional Segments, page 86

2.      We note your disclosure that in January 2008 you changed the corporate management
        structure and will transition reporting from an affiliate partner basis to the companies'
        three functional segments.  We further note that you obtain a separate audit report for the
        financial statements of Gibraltar Private Bank & Trust Company and that you filed Forms
        8-K in May and August 2008 regarding the financial condition and performance of
        Boston Private Bank & Trust Company.  Please refer to paragraphs 10 – 15 of SFAS 131
        and tell us the following:

        *   describe your current management structure;
        *   describe how resources are allocated to affiliates and how performance of affiliates is
            evaluated;
        *   describe the management reports that your chief operating decision maker regularly
            reviews;
        *   provide us with an example of the management reports provided regularly to your
            chief operating decision maker;
        *   describe the extent to which discrete financial information of affiliates is available
            and regularly reviewed;
        *   tell us whether the separate affiliates continue to meet the definition of operating
            segments and are being aggregated into the three reportable segments; and
        *   if so, describe your basis for aggregation.

Note 11 – Goodwill and Other Intangible Assets, page 97

3.      Please describe for us how you applied your goodwill and intangible asset impairment analysis procedures to the reporting units at the time of recorded impairments and at year-end.  Using a summary of your analysis related to Gibraltar as an example, describe more fully how you perform steps one and two of goodwill impairment tests.  Refer to paragraphs 19 – 25 of SFAS 142.

4.      Please describe for us the specific changes in your impairment testing methodologies performed in 2008 as a result of remediation efforts in response to the identified material weaknesses related to goodwill and intangible asset impairment tests.

Note 25 – Litigation and Contingencies, page 120

5.      We note your disclosure on page 52 that the company along with several of the majority-owned affiliate partners have put and call options that would require the company to purchase (and the majority-owned affiliate partners to sell) the remaining minority ownership interests in these companies at the then fair market value.  Please tell us and in future filings disclose the following:

- the nature and terms of these options, including the affiliates involved and the party with the exercise option;
- quantify the amount of options outstanding by affiliate as of the period end; and
- quantify your estimate of fair value of the options as of the period end.

Form 8-K filed May 28, 2008:

Item 8.01 – Other Events

6.      We note your disclosure that the members of the Board of Directors of FPB entered into an informal supervisory agreement with the Federal Deposit Insurance Corporation and the California Commissioner of Financial Institutions.  Please confirm that you have disclosed all material terms of the supervisory agreement that may impact the results of operations.

Form 10-K/A, filed July 22, 2008 – revised Schedule 14A executive compensation information

Base Salary, page 5

7.      In future filings, please explain what you mean by "competitive market range."   Also, in future filings, quantify the median base salary of the "competitive market range."  If the actual base salary is different than this, quantify the difference, disclose how the final figure was determined and the committee's reasoning for this approach.

Annual Incentive Awards for 2007…, page 6

8.      In future filings, revise this disclosure to explain how the committee reached the bonus figures shown.  It appears that for 2007 the company did not achieve growth in any of the three financial metrics identified on page 5.  And, at the top of page 6, you discuss only "negative discretion."

9.      Please explain supplementally why the bonus figures at this heading are different than those in the table on page 10.  The same appears true for the restricted stock and option award values on page 8.  Note for future filings.

Form 10-Q for the Quarterly Period ended September 30, 2008:

Consolidated Financial Statements

Note 7 – Allowance for Loan Losses, page 17

10.     In light of the significant amount of charge-offs during the quarter ended September 30, 2008 compared to the balance of the allowance for loan loss at June 30, 2008, please provide us with your analysis of the California loan portfolio transferred to held-for-sale during the quarter ended September 30, 2008.  In your analysis, please address the following regarding this portfolio:

- the amount of specific allowance related to the portfolio as of June 30, 2008;
- your analysis describing how you determined the specific allowance at June 30, 2008, including any updated appraisals obtained;
- the amount of nonaccrual, impaired, and classified loans at June 30, 2008 and at the time of the transfer to held-for-sale;

- the specific changes in circumstances and asset quality that resulted in the significant additional losses being realized in the quarter ended September 30, 2008; and
- your analysis describing how you determined the amount of charge-offs recorded during the quarter ended September 30, 2008.

Note 8 – Goodwill and Intangible Assets, page 19

11.     In light of the impairment losses related to goodwill recognized during the quarter ended September 30, 2008, please tell us how you considered whether there were potential impairments of your advisory contracts intangible assets.  Tell us how you considered whether there was a change in amortization estimates or methods.  Refer to paragraph 15 of SFAS 142 and paragraphs 7 – 9 of SFAS 144.

Form 8-K filed November 24, 2008:

12.     Please tell us how you considered whether a sale of securities to the Treasury Department would have a material impact on your financial statements and evaluate whether pro forma financial statements are appropriate.

Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X.

In evaluating the impact of the potential sale of securities to the Treasury Department, you must consider the material effect of the transaction, including:

- how the application of the proceeds of the transaction may potentially effect your net interest margin;

- how the accretion and dividends on the preferred stock will impact the net income available to common shareholders; and

- how the transaction will impact your basic earnings per share, diluted earnings per share, and diluted shares outstanding.

Your assumptions regarding the use of proceeds from the transactions, such as an assumption regarding the pay down of existing debt or the investment of the proceeds in federal funds sold, must be factually supportable.  You should consider only those plans for the proceeds that meet the factually supportable criteria.

Where you determine that the proceeds of the sale of securities to the Treasury Department will have a material impact on your balance sheet or income statement and elect to prepare and provide pro forma financial statements, you should include, a pro forma balance sheet for the most recent balance sheet date and a pro forma income statement for the most recent annual and interim periods that address the impact of both the minimum and maximum proceeds of the sale. If you choose to provide a textual discussion in lieu of pro forma financial statements, please address the minimum and maximum proceeds of the sale as well as the other items noted below.

In preparing pro forma financial statements, you should discuss any relevant assumptions you have made and you should briefly describe any pro forma adjustments such as your assumptions about interest savings on proceeds applied to pay down debt and interest income earned on proceeds invested. You should state that you used the treasury stock method for purposes of evaluating the effect of the warrants on diluted shares outstanding. You should also describe the methodologies you used to allocate the transaction process among the securities you may issue to the Treasury Department (relative fair value) and to accrete the discount on the preferred stock.

If you do not believe the sale of the securities to the Treasury Department will have a material impact on your balance sheet or income statement, provide us with your quantitative and qualitative analysis of your conclusion. In your analysis, discuss the impact to each of the items noted above as well as to total shareholders' equity and your capital ratios.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Joyce Sweeney, Staff Accountant, at 202-551-3449, or to Amit Pande, Accounting  Branch Chief, at 202-551-3423.  Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698

Sincerely,


Mark Webb
Legal Branch Chief


By FAX to:  David Kaye
            Fax number: 617-912-4551